Exhibit 99.2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ilan Ovadia and Tomer Hay, or either of them,  attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would  be  entitled  to vote  as fully as the  undersigned  could  if  personally  present at  the  Annual  General  Meeting  of Shareholders of the Company to be held on Tuesday, May 26. 2015  at 10:00  a.m.  (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone,  Yehud  5610001, Israel and  at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS  2 THROUGH 5.   ON ANY OTHER BUSINESS  THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS  NAMED ABOVE AS PROXIES.

VOTES CAST FOR PROPOSALS  3, 4 OR 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED  AS  TO WHETHER THE SHAREHOLDER HAS A PERSONAL  INTEREST  WITH  RESPECT  TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

May 26, 2015

GO GREEN
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Please sign, date  and  mail
your proxy card  in  the
envelope provided as soon
as possible.

↓ Please detach along perforated line and  mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSAL 1 AND PROPOSALS  2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		1.	To elect six (6) directors for terms expiring at the Company’s 2016 Annual General Meeting of Shareholders.	FOR	AGAINST	ABSTAIN

			GILLON BECK	☐	☐	☐

			RON BEN-HAIM	☐	☐	☐

			JACOB BERMAN	☐	☐	☐

			BARRY STIEFEL	☐	☐	☐

			PINCHAS BAREL BUCHRIS	☐	☐	☐

			AVRAHAM BIGGER	☐	☐	☐

2.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2015, and to authorize its Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
PURSUANT TO ISRAELI LAW, IN ORDER TO ENSURE SPECIFIC MAJORITY REQUIREMENTS WE ARE REQUIRED TO ASK IF YOU HAVE A PERSONAL INTEREST (AS DESCRIBED IN THE PROXY STATEMENT) WITH RESPECT TO PROPOSALS 3, 4 AND 5.		3.	To approve the terms of employment of Mr. Saar Koursh, the Company’s chief executive officer.	☐	☐	☐
				YES	NO
			Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 3 as such terms are explained in the proxy statement?	☐	☐
				FOR	AGAINST	ABSTAIN
		4.	To approve amendments to the Company’s Compensation Policy.	☐	☐	☐
				YES	NO
			Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 4 as such terms are explained in the proxy statement?	☐	☐
				FOR	AGAINST	ABSTAIN
		5.	To approve the terms of employment of Mr. Gillon Beck as the Company’s Executive Chairman of the Board of Directors.	☐	☐	☐
				YES	NO
			Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 5 as such terms are explained in the proxy statement?	☐	☐

To change the address on your account, please check  the box at right and indicate your new  address in the  address space above.  Please note  that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names  appear  on this Proxy.  When shares  are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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